1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 9, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Resolutions

Hsinchu, Taiwan, R.O.C. – August 9, 2011 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.	Approved adjustments to the amounts of the respective business values to be transferred to TSMC Solar Ltd. and TSMC Solid State Lighting Ltd., based on the authorization granted at the Shareholders’ Meeting of June 9, 2011. The value of the solar business to be transferred to TSMC Solar Ltd. is determined to be NT$11.18 billion and the value of the solid state lighting business to be transferred to TSMC Solid State Lighting Ltd. is determined to be NT$2.27 billion.

2.	Approved the issuance of an unsecured straight corporate bond in the domestic market for an amount not exceeding NT$35 billion to secure long-term, low fixed-cost funding.

3.	Approved the promotion of Senior Director of R&D Platform I Division Dr. Y.J. Mii as Vice President of R&D.

4.	Approved the promotion of Senior Director of Design and Technology Platform Dr. Cliff Hou as Vice President of Design and Technology Platform.

5.	Approved the appointments of Dr. Stan Shih, Sir Peter Leahy Bonfield, Mr. Thomas J. Engibous, Mr. Gregory C. Chow and Ms. Kok-choo Chen as members of the compensation committee.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Dana Tsai Senior Specialist PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com